Exhibit (a)(1)(J)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated December 18, 2007, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by ABN AMRO Incorporated, the Dealer Manager, or by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Claymont Steel Holdings, Inc.

at

$23.50 Net Per Share

by

Titan Acquisition Sub, Inc.

a wholly owned subsidiary of

Evraz Group S.A.

Titan Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Claymont Steel Holdings, Inc., a Delaware corporation (“Claymont Steel”), at a price of $23.50 per Share, net to the seller in cash, without interest thereon and less any applicable stock transfer taxes and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2007, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Mellon Investor Services LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 16, 2008, UNLESS THE

OFFER IS EXTENDED.

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn at least a majority of the total number of outstanding Shares (assuming exercise of all outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, whether or not vested or then exercisable) (the “Minimum Tender Condition”), (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated or, where applicable, any required approval under the HSR Act shall have been obtained, and (c) subject to certain exceptions, no change, condition, event or development, shall have occurred, which individually or in the aggregate, has had or could reasonably be expected to have a “Material Adverse Effect” (as defined in the Merger Agreement) on Claymont Steel. The Offer is also subject to certain other terms and conditions. See Section 13 – “Certain Conditions of the Offer” of the Offer to Purchase.

The purpose of the Offer is for Evraz through the Purchaser to acquire control of, and the entire equity interest in, Claymont Steel. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 9, 2007, among Evraz, Purchaser and Claymont Steel, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Claymont Steel, with Claymont Steel as the surviving corporation (the “Merger”), and each issued and outstanding Share (other than Shares owned by Evraz, Purchaser or any subsidiary of Evraz or Claymont Steel, held in the treasury of Claymont Steel or held by stockholders who shall have demanded properly in writing appraisal rights for their Shares) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, upon the surrender of the certificate formerly representing such Share, without interest thereon and less any applicable stock transfer taxes and withholding taxes. The Merger Agreement is more fully described in the Offer to Purchase.

The Claymont Steel board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Claymont Steel board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), Purchaser reserves the right to waive or otherwise modify or amend the terms and conditions of the Offer (other than the Minimum Tender Condition). Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser reserves the right to, and under certain circumstances Claymont Steel may require Purchaser to, extend the Offer, as described in Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Exchange Act and subject to the provisions of the Merger Agreement, Purchaser may provide a subsequent offering period of between three and twenty business days upon expiration of the Offer.

Any extension of the Offer, waiver or amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in Section 1 of the Offer to Purchase).

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that, unless Purchaser has previously accepted them for payment, Shares tendered may also be withdrawn at any time after February 15, 2008 until Purchaser accepts them for payment. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible

Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Evraz, Purchaser, the Depositary, the Information Agent (listed below), the Dealer Manager (listed below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Claymont Steel’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll Free: (800) 322-2885

The Dealer Manager for the Offer is:

55 East 52nd Street

New York, New York 10055

(212) 409-6759

December 18, 2007